SECOND AMENDMENT TO
ADMINISTRATION AGREEMENT

WHEREAS, The Investment House Funds, an Ohio business trust (the "Trust"), and Ultimus Fund Solutions, LLC ("Ultimus"), an Ohio limited liability company, have entered into an Administration Agreement originally dated as of December 17, 2001 and any amendments thereto (the "Agreement");

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective October 1, 2015, the Trust and Ultimus agree to amend the Agreement as follows:

1. Schedule B of the Agreement is hereby amended to read as follows:
FEES

Pursuant to Article 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Portfolio as follows:

Administration Fee
Average net assets up to $250 million	.100%
Average net assets $250 to $500.075%
Average net assets over $500 million	.050%

The fee will be subject to a monthly minimum of $4,000 with respect to each Portfolio.

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust's behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust. The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, insurance premiums, typesetting and printing of the Trust's public documents, and fees and expenses of the Trust's other vendors and providers.

2. Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 1st day of October, 2015.
By: /s/ Timothy J. Wahl_____________
Title: President

ULTIMUS FUND SOLUTIONS, LLC
By: /s/ Robert G. Dorsey____________
Title: President